April 20, 2026

Gadi Graus
Chief Executive Officer
A2Z Cust2Mate Solutions Corp.
1600-609 Granville Street
Vancouver, British Columbia
V7Y 1C3 Canada

       Re: A2Z Cust2Mate Solutions Corp.
           Registration Statement on From F-3
           Filed April 17, 2026
           File No. 333-295138
Dear Gadi Graus:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Avital Perlman, Esq.